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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*


                        COGENT COMMUNICATIONS GROUP INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    COMMON STOCK, $0.001 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    19239V104
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                SHAWNA MOREHOUSE
                    BNP EUROPE TELECOM & MEDIA FUND II, L.P.
                     C/O CIBC FINANCIAL CENTER, THIRD FLOOR,
                              11, DR. ROY'S DRIVE,
                                 P.O. BOX 694 GT
                          GRAND CAYMAN, CAYMAN ISLANDS,
                               BRITISH WEST INDIES
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                OCTOBER 26, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  19239V104
--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

     BNP EUROPE TELECOM & MEDIA FUND II, L.P.
     NOT APPLICABLE
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

    (a)
    (b)  X
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Source of Funds
     WC
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) NOT APPLICABLE
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     CAYMAN ISLANDS, BRITISH WEST INDIES
--------------------------------------------------------------------------------

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With
                            7. Sole Voting Power
                               85,554,867 (1)
                            ----------------------------------------------------
                            8. Shared Voting Power
                               0
                            ----------------------------------------------------
                            9. Sole Dispositive Power
                               85,554,867 (1)
                            ----------------------------------------------------
                           10. Shared Dispositive Power
                               0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     85,554,867 (1)
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)  12.68%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)  PN
--------------------------------------------------------------------------------

(1) Includes common stock equivalents of 7,610,043 shares convertible from Series I Participating Convertible Preferred Stock (the "Series I Preferred Stock"), 66,785,493 shares convertible from Series J Participating Convertible Preferred Stock (the "Series J Preferred Stock") and 6,509,609 shares convertible from Series M Participating Convertible Preferred Stock (the "Series M Preferred Stock") of Cogent Communications Group, Inc. (the "Company") held of record by BNP Europe Telecom & Media Fund II, L.P. ("BNP ETMF") and 1,233,013 shares convertible from Series I Preferred Stock, 1,866,801 shares convertible from Series J Preferred Stock and 1,549,907 shares convertible from Series M Preferred Stock held of record by Natio Vie Developpement 3, Fonds Commun de Placement a Risque ("NVD3"). BNP ETMF may be deemed to beneficially own such shares held by NVD3 by virtue of their relationship, whereby BNP Private Equity SA ("BNP PE") is the management company and general partner of NVD3, and BNP PE shares certain common directors with General Business Finance and Investment Ltd. ("GBFI"), the general partner of BNP ETMF. BNP PE, as the general partner of NVD3, has voting and dispositive power over those shares owned by NVD3. BNP PE also serves as an investment advisor to BNP ETMF; however, BNP PE does not have voting power or dispositive control over the shares held by BNP ETMF.

CUSIP No.  19239V104
--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
     GENERAL BUSINESS FINANCE AND INVESTMENTS, LTD.
     NOT APPLICABLE
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)
    (b) X
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Source of Funds
     WC
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) NOT APPLICABLE
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     CAYMAN ISLANDS, BRITISH WEST INDIES
--------------------------------------------------------------------------------

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With
                            7.  Sole Voting Power
                                85,554,867 (2)
                            ----------------------------------------------------

                            8.  Shared Voting Power
                                0
                            ----------------------------------------------------
                            9.  Sole Dispositive Power
                                85,554,867 (2)
                            ----------------------------------------------------
                            10. Shared Dispositive Power
                                0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     85,554,867(2)
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)  12.68%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)  PN
--------------------------------------------------------------------------------

(2) Includes common stock equivalents of 7,610,043 shares convertible from Series I Preferred Stock, 66,785,493 shares convertible from Series J Preferred Stock and 6,509,609 shares convertible from Series M Preferred Stock of the Company held of record by BNP ETMF and 1,233,013 shares convertible from Series I Preferred Stock, 1,866,801 shares convertible from Series J Preferred Stock and 1,549,907 shares convertible from Series M Preferred Stock held of record by NVD3. BNP ETMF may be deemed to beneficially own such shares held by NVD3 by virtue of their relationship, whereby BNP Private Equity SA ("BNP PE") is the management company and general partner of NVD3, and BNP PE shares certain common directors with GBFI, the general partner of BNP ETMF. BNP PE, as the general partner of NVD3, has voting and dispositive power over those shares owned by NVD3. BNP PE also serves as an investment advisor to BNP ETMF; however, BNP PE does not have voting power or dispositive control over the shares held by BNP ETMF.

CUSIP No.  19239V104
--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

     NATIO VIE DEVELOPPEMENT 3, FONDS COMMUN DE PLACEMENT A RISQUE
     NOT APPLICABLE
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)
    (b)  X
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Source of Funds
     WC
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
     NOT APPLICABLE
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization   FRANCE
--------------------------------------------------------------------------------


Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With
                            7. Sole Voting Power
                               85,554,867 (3)
                            ----------------------------------------------------

                            8. Shared Voting Power
                               0
                            ----------------------------------------------------

                            9. Sole Dispositive Power
                               85,554,867 (3)
                            ----------------------------------------------------

                           10. Shared Dispositive Power
                               0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     85,554,867(3)
--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
--------------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)  12.68%
--------------------------------------------------------------------------------

14.  Type of Reporting Person (See Instructions)  PN
--------------------------------------------------------------------------------

(3) Includes common stock equivalents of 7,610,043 shares convertible from Series I Preferred Stock, 66,785,493 shares convertible from Series J Preferred Stock and 6,509,609 shares convertible from Series M Preferred Stock of the Company held of record by BNP ETMF and 1,233,013 shares convertible from Series I Preferred Stock, 1,866,801 shares convertible from Series J Preferred Stock and 1,549,907 shares convertible from Series M Preferred Stock held of record by NVD3. BNP ETMF may be deemed to beneficially own such shares held by NVD3 by virtue of their relationship, whereby BNP Private Equity SA ("BNP PE") is the management company and general partner of NVD3, and BNP PE shares certain common directors with GBFI, the general partner of BNP ETMF. BNP PE, as the general partner of NVD3, has voting and dispositive power over those shares owned by NVD3. BNP PE also serves as an investment advisor to BNP ETMF, however; BNP PE does not have voting power or dispositive control over the shares held by BNP ETMF.

CUSIP No.  19239V104
--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
     BNP PRIVATE EQUITY SA
     NOT APPLICABLE
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)
     (b) X
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Source of Funds WC
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) NOT APPLICABLE
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization    FRANCE
--------------------------------------------------------------------------------


Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With
                           -----------------------------------------------------
                            7. Sole Voting Power
                               85,554,867 (4)
                           -----------------------------------------------------
                            8. Shared Voting Power
                               0
                           -----------------------------------------------------
                            9. Sole Dispositive Power
                               85,554,867 (4)
                           -----------------------------------------------------
                           10. Shared Dispositive Power
                               0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person 85,554,867 (4)
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11) 12.68%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions) PN
--------------------------------------------------------------------------------


(4) Includes common stock equivalents of 7,610,043 shares convertible from Series I Preferred Stock, 66,785,493 shares convertible from Series J Preferred Stock and 6,509,609 shares convertible from Series M Preferred Stock of the Company held of record by BNP ETMF and 1,233,013 shares convertible from Series I Preferred Stock, 1,866,801 shares convertible from Series J Preferred Stock and 1,549,907 shares convertible from Series M Preferred Stock held of record by NVD3. BNP ETMF may be deemed to beneficially own such shares held by NVD3 by virtue of their relationship, whereby BNP Private Equity SA ("BNP PE") is the management company and general partner of NVD3, and BNP PE shares certain common directors with GBFI, the general partner of BNP ETMF. BNP PE, as the general partner of NVD3, has voting and dispositive power over those shares owned by NVD3. BNP PE also serves as an investment advisor to BNP ETMF; however, BNP PE does not have voting power or dispositive control over the shares held by BNP ETMF.

                            STATEMENT ON SCHEDULE 13D

This Amendment No. 2 to the Statement on Schedule 13D is being filed to report the acquisition of 260 shares of Series M Preferred Stock which is convertible into common stock, par value $0.001 per share (the "Common Stock") of Cogent Communications Group, Inc., a Delaware corporation (the "Company"). This Amendment No. 2 supplements and amends Amendment No. 1 to Schedule 13D filed by BNP Europe Telecom & Media Fund II, L.P., a limited partnership formed under the laws of the Cayman Islands, British West Indies ("BNP ETMF"), General Business Finance and Investments, Ltd., a company formed under the laws of the Cayman Islands, British West Indies ("GBFI"), Natio Vie Developpement 3, Fonds Commun de Placement a Risque, a limited partnership formed under the laws of France ("NVD3") and BNP Private Equity SA, a societe anonyme formed under the laws of France ("BNP PE" and together with BNP ETMF, GBFI and NVD3, the "Reporting Persons") with the Securities and Exchange Commission on August 5, 2004 (the "Previous Filing"). Only those items that are hereby reported are amended; all other items remain unchanged. All capitalized terms shall have the meanings assigned to them in the Previous Filing, unless otherwise indicated herein.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended and supplemented by the addition of the following paragraphs:

As of October 26, 2004, BNP ETMF and NVD3 entered into an Agreement and Plan of Merger by and among the Company, Cogent Potomac, Inc. and NVA Acquisition, Inc. (the "NVA Agreement and Plan of Merger"). Such NVA Agreement and Plan of Merger is attached hereto as Exhibit E. BNP ETMF and NVD3 each held shares of NVA Acquisition, Inc. and were subsequently issued shares of the Company's Series M Participating Convertible Preferred Stock, par value $0.001 per share (the "Series M Preferred Stock") pursuant to the terms of the NVA Agreement and Plan of Merger. Each share of the common stock of NVA Acquisition, Inc. held by the Reporting Persons was exchanged for one (1) share of Series M Preferred Stock pursuant to the NVA Agreement and Plan of Merger. The Series M Preferred Stock is convertible at the earlier of January 31, 2005 or the date on which the Company files an amendment to its Certificate of Incorporation pursuant to the Certificate of Designations of its Series M Preferred Stock (the "Series M Certificate of Designations" and together with the Series I Certificate of Designations and the Series J Certificate of Designations, the "Certificates of Designations") attached hereto as Exhibit F.

Through a conversion mechanism detailed in the NVA Agreement and Plan of Merger, BNP ETMF obtained two hundred and ten (210) shares of Series M Preferred Stock and NVD3 obtained fifty (50) shares of Series M Preferred Stock. Each share of Series M Preferred Stock will be convertible into Common Stock at an initial conversion price of $0.1613, or at an initial conversion rate of approximately 30,998.15 shares of Common Stock for each share of Series M Preferred Stock converted, subject to antidilution adjustments (subject to certain exceptions) and certain other adjustments as set forth in the Series M Certificate of Designations.

This Item 3 (and the other Items of this statement) does not provide a complete description of the NVA Agreement and Plan of Merger or the Series M Certificate of Designations and each such description is qualified in its entirety by reference to the respective agreement or document which the Reporting Persons have filed as Exhibits E and F to this form.

ITEM 4.  PURPOSE OF TRANSACTION

The last seven paragraphs contained in Item 4 are hereby deleted and replaced by the following:

Series M Certificate of Designations

BNP ETMF and NVD3 entered into the NVA Agreement and Plan of Merger pursuant to which the Company agreed to issue, and each of BNP ETMF and NVD3 agreed to acquire, the number of shares of Series M Preferred Stock as described in Item 3 above. As a condition to the closings under the NVA Agreement and Plan of Merger, the Company was obligated to file the Series M Certificate of Designations, which provides that the Series M Preferred Stock has certain "weighted average" antidilution protection with respect to the conversion price of the Series M Preferred Stock and certain liquidation, conversion and voting rights. Descriptions of such rights contained herein are qualified in their entirety by reference to the Series M Certificate of Designations attached hereto as Exhibit F.

Certificate of Designations - Conversion of Series M Preferred Stock. All of the shares of Series M Preferred Stock shall be automatically converted into Common Stock upon certain conditions described in the Series M Certificate of Designations. The Series M Preferred Stock is convertible at the earlier of January 31, 2005 and the date on which the Company files an amendment to its Certificate of Incorporation pursuant to the Series M Certificate of Designations.

Certificate of Designations - Dividends. In the event that any dividend or other distribution payable in cash or other property is declared on the Common Stock or any security that is pari passu or junior to the Series M Preferred Stock (other than dividends payable solely in shares of Common Stock), the shares of Series M Preferred Stock shall be entitled to receive an amount equal per share (on an as-if-converted to Common Stock basis) to the amount paid or set aside for each share of Common Stock or other security that is pari passu or junior to the Series M Preferred Stock. As of the date hereof, there are no dividends declared on the Series M Preferred Stock.

Certificate of Designations - Voting. As set forth in the Series M Certificate of Designations, and except as otherwise provided by applicable law, the holders of Series M Preferred Stock (i) shall be entitled to vote with the holders of Common Stock on all matters submitted for a vote of holders of Common Stock and
(ii) shall be entitled to one vote for each share of Common Stock such holder of Series M Preferred Stock would receive upon conversion of such share of Series M Preferred Stock into Common Stock. For so long as 20% of the shares of Series M Preferred Stock remain outstanding, the holders of 80% of the Series M Preferred Stock must approve any public offering of the Company's stock, other than a "Qualified Offering" as defined therein.

Certificate of Designations - Liquidation Preference. In the event of the Company's liquidation, dissolution or winding up or upon a merger or acquisition of the Company by another company or person or any other change in control transaction, after the payment of any senior liquidation preferences, the holders of Series M Preferred Stock will be entitled to a primary liquidation preference before any amounts are paid to the holders of Common Stock, the Series F Preferred Stock with respect to its secondary liquidation preference, the Series G Preferred Stock with respect to its secondary liquidation preference, the Series H Preferred Stock with respect to its primary liquidation preference, the Series I Preferred Stock with respect to its secondary liquidation preference, the Series J Preferred Stock with respect to its secondary liquidation preference, the Company's Series K Participating Convertible Preferred Stock (the "Series K Preferred Stock") with respect to its secondary liquidation preference, the Company's Series L Participating Convertible Preferred Stock (the "Series L Preferred Stock") with respect to its secondary liquidation preference or any other junior stock, in an amount equal to $5,000 per share (subject to appropriate adjustments). The Series F Preferred Stock, the Series G Preferred Stock, the Series I Preferred Stock, the Series J Preferred Stock, the Series K Preferred Stock and the Series L Preferred Stock all have a pari passu primary liquidation preference that must be paid at the same time as any liquidation distribution is paid to the Series M Preferred Stock. Such distributions must be made ratably among the shares. After such primary liquidation preferences are paid to the Series F Preferred Stock, the Series G Preferred Stock, the Series I Preferred Stock, the Series J Preferred Stock, the Series K Preferred Stock, the Series L Preferred Stock and the Series M Preferred Stock, if there are funds remaining after the payment of the foregoing primary liquidation preferences, then the Series G Preferred Stock, the Series H Preferred Stock, the Series I Preferred Stock, the Series J Preferred Stock, the Series K Preferred Stock, the Series L Preferred Stock and the Series M Preferred Stock shall each receive $10,000 per share and if there are not enough funds to provide this, then each will share ratably in the existing funds. In addition, the holders of the Series M Preferred Stock shall participate with the holders of the Common Stock, Series F Preferred Stock, Series G Preferred Stock, Series H Preferred Stock, Series I Preferred Stock, Series J Preferred Stock, Series K Preferred Stock, Series L Preferred Stock and any other preferred stock ratably, on an as-converted basis, in the distribution of the remaining assets of the Company available for distribution.

Stockholders Agreement - Board Representation. In connection with, and as a pre-condition to, entering into the NVA Agreement and Plan of Merger, the Fourth Amended and Restated Stockholders Agreement, dated as of August 12, 2004, by and among BNP ETMF, NVD3, the Company and certain other stockholders of the Company was further amended and restated by a Fifth Amended and Restated Stockholders Agreement, dated as of October 26, 2004, by and among the Company and certain stockholders of the Company, attached hereto as Exhibit G (the "Stockholders Agreement") in order to, among other things, entitle an additional investor to nominate a person to the Board of Directors of the Company. Pursuant to the terms of the Stockholders Agreement, certain investors that are parties to the various purchase agreements for the Company's preferred shares are entitled to nominate persons to the Board of Directors of the Company, and each of the stockholders that is a party to the Stockholders Agreement agrees to votes its shares of Common Stock to elect such persons to the Board of Directors of the Company. The Reporting Persons are entitled to jointly nominate one (1) member to the current nine- (9) member Board of Directors of the Company.

Stockholders Agreement - Protective Provisions. Pursuant to the terms of the Stockholders Agreement, the Company may not, without first obtaining the approval of the holders of not less than two-thirds (2/3) of the issued and outstanding shares of Series G Preferred Stock, Series I Preferred Stock, Series J Preferred Stock, Series K Preferred Stock, Series L Preferred Stock and Series M Preferred Stock, voting together as a single class, (i) designate, authorize, create, issue, sell, redeem or repurchase shares of any class or series of capital stock, (ii) declare or pay any dividends or make any distributions with respect to any outstanding equity securities, (iii) approve the merger, consolidation, dissolution or liquidation of the Company or any subsidiary, (iv) increase or decrease the number of authorized shares of Common Stock or preferred stock of the Company, (v) sell all or substantially all of the assets of the Company and its subsidiaries, (vi) cause a material change in the nature of the business or strategic direction of the Company and its subsidiaries,
(vii) approve the filing for bankruptcy or any decision not to take action to prevent a filing for bankruptcy or oppose an involuntary filing for bankruptcy,
(viii) approve the establishment and maintenance of an Executive Committee of the Board of Directors or increase or decrease the number of directors composing the Board of Directors or (ix) amend, repeal or modify any provision of the Company's certificate of incorporation in a manner that adversely affects the rights, powers or preferences of the Series F Preferred Stock, Series G Preferred Stock, Series H Preferred Stock, Series I Preferred Stock, Series J Preferred Stock, Series K Preferred Stock, Series L Preferred Stock or Series M Preferred Stock.

Stockholders Agreement - Right of First Offer With Respect to Additional Issuances of Securities by the Company. Pursuant to the terms of the Stockholders Agreement, the Company is obligated to offer any additional sales or other issuances of securities of the Company first to the stockholders who are a party to the Stockholders Agreement and hold at least a certain number of shares of preferred stock of the Company as set forth in the Stockholders Agreement. As of the date hereof, the Reporting Persons are entitled to such right of first offer.

Stockholders Agreement - Right of First Refusal and Right of Participation With Respect to Stock Held by David Schaeffer. Pursuant to the terms of the Stockholders Agreement, the stockholders who are a party to the Stockholders Agreement have a right of first refusal and a right of participation with respect to certain dispositions of securities held by David Schaeffer.

Registration Rights Agreement - Registration of Shares of Common Stock for Resale. In connection with, and as a pre-condition to, the NVA Agreement and Plan of Merger, the Sixth Amended and Restated Registration Rights Agreement by and among BNP ETMF, NVD3, the Company and certain other stockholders was further amended and restated by a Seventh Amended and Restated Registration Rights Agreement, dated as of October 26, 2004, among the Company and certain stockholders of the Company, attached hereto as Exhibit H (the "Registration Rights Agreement"). Pursuant to the terms of the Registration Rights Agreement, at any time after the earlier of (i) July 31, 2006 and (ii) the date that is 6 months after the first public offering of securities of the Company after the date of the Registration Rights Agreement, the holders of more than 50% of the Common Stock issued or issuable upon the conversion of the Series F Preferred Stock, Series G Preferred Stock, Series I Preferred Stock, Series J Preferred Stock, Series K Preferred Stock, Series L Preferred Stock and Series M Preferred Stock (or otherwise distributed in respect of the Series F Preferred Stock, Series G Preferred Stock, Series I Preferred Stock, Series J Preferred Stock, Series K Preferred Stock, Series L Preferred Stock and Series M Preferred Stock) may request the Company to register the Common Stock issued or issuable upon the conversion of the Series F Preferred Stock, Series G Preferred Stock, Series I Preferred Stock, Series J Preferred Stock, Series K Preferred Stock, Series L Preferred Stock and Series M Preferred Stock (or otherwise distributed in respect of the Series F Preferred Stock, Series G Preferred Stock, Series I Preferred Stock, Series J Preferred Stock, Series K Preferred Stock, Series L Preferred Stock and Series M Preferred Stock).

The foregoing summary of the Gamma Agreement and Plan of Merger, the Omega Agreement and Plan of Merger, the NVA Agreement and Plan of Merger, the Certificates of Designations, the Stockholders Agreement and the Registration Rights Agreement and the agreements and transactions contemplated thereby is qualified in its entirety by reference to the Gamma Agreement and Plan of Merger, the Omega Agreement and Plan of Merger, the NVA Agreement and Plan of Merger, the Certificates of Designations, the Stockholders Agreement and the Registration Rights Agreement attached as Exhibits A-H hereto, and incorporated herein by reference.

Except as set forth above in this statement, none of the Reporting Persons has any present plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated in its entirety as follows:

(a) and (b) The approximate percentages of shares of Common Stock reported as beneficially owned by the Reporting Persons is based upon 674,525,488 shares of Common Stock issued and issuable upon conversion of all of the Company's preferred shares as of October 26, 2004, as reported by the Company to the Reporting Persons, of which 8,996,572 shares are owned by various investors, 295,424 shares are held by David Schaeffer, 6,022,352 shares are publicly traded, 1,229,275 shares are Company treasury shares and 350,103 are reserved for issuance upon conversion of the Company's options (121,600) and warrants (228,503), plus 68,199,901 shares issuable upon the conversion of all of the Company's currently outstanding Series F Preferred Stock, 254,942,365 shares issuable upon the conversion of all of the Company's currently outstanding Series G Preferred Stock, 61,346,154 shares issuable upon the conversion of all of the Company's currently outstanding Series H Preferred Stock, 15,962,585 shares issuable upon the conversion of all of the Company's currently outstanding Series I Preferred Stock, 120,605,177 shares issuable upon the conversion of all of the Company's currently outstanding Series J Preferred Stock, 16,119,033 shares issuable upon the conversion of all of the Company's currently outstanding Series K Preferred Stock, 5,747,055 shares issuable upon the conversion of all of the Company's currently outstanding Series L Preferred Stock and 114,709,492 shares issuable upon the conversion of all of the Company's currently outstanding Series M Preferred Stock including shares held by third parties.

In order to provide accurate disclosure with respect to the percentage of Common Stock reported as beneficially owned by each of the Reporting Persons, the percentage beneficially owned by each Reporting Person was calculated on a fully diluted, as converted basis of all of the Company's issued and outstanding Series F Preferred Stock, Series G Preferred Stock, Series H Preferred Stock, Series I Preferred Stock, Series J Preferred Stock, Series K Preferred Stock, Series L Preferred Stock and Series M Preferred Stock including shares held by third parties.

Amounts shown as beneficially owned by each of BNP ETMF, GBFI, NVD3 and BNP PE include (i) 8,843,056 shares of Common Stock into which the shares of Series I Preferred Stock held by the Reporting Persons may be initially converted, (ii) 68,652,294 shares of Common Stock into which the shares of Series J Preferred Stock purchased by the Reporting Persons may be initially converted, and (iii) 8,059,516 shares of Common Stock into which the shares of Series M Preferred Stock may be initially converted.

(c) Except as set forth in Item 4 above, none of the Reporting Persons has effected any transaction in the Common Stock during the past 60 days.

(d) Except as set forth in this Item 5, no person other than each respective record owner of securities referred to herein is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended and restated in its entirety as follows:

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into the Gamma Agreement and Plan of Merger, the Omega Agreement and Plan of Merger and the NVA Agreement and Plan of Merger which are attached hereto as Exhibits A, C and E respectively. The Gamma Agreement and Plan of Merger was entered into as of January 5, 2004, the Omega Agreement and Plan of Merger was entered into as of March 30, 2004 and the NVA Agreement and Plan of Merger was entered into as of October 26, 2004. Certain terms and conditions of these agreements and the Certificates of Designations are described in Items 3 - 5 above.

The Stockholders Agreement was entered into as of October 26, 2004 by the Company, the Reporting Persons and certain other stockholders whose names are set forth on Schedule I to the Stockholders Agreement which is attached hereto as Exhibit G. Certain terms and conditions of the Stockholders Agreement are described in Item 4 above.

The Registration Rights Agreement was entered into as of October 26, 2004. The Registration Rights Agreement is attached hereto as Exhibit H. Certain terms and conditions of the Registration Rights Agreement are described in Item 4 above.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is hereby amended and restated in its entirety as follows:

Exhibit A      Agreement and Plan of Merger by and among the Company, Lux Merger
               Sub, Inc. and Symposium Gamma, Inc., dated January 5, 2004 (filed as Exhibit 2.1 to the Company's filing on Form 8-K on January 8,
               2004).

Exhibit B      Certificate of Designations, Preferences and Rights of Series I
               Preferred Stock of the Company (filed as Exhibit B to the
               Reporting Person's filing for Cogent Communications Group Inc. on
               Form 13D on April 14, 2004).

Exhibit C      Agreement and Plan of Merger by and among the Company, DE Merger
               Sub, Inc. and Symposium Omega, Inc., dated March 30, 2004 (filed as Exhibit 2.6 to the Company's filing on Form 10-K on March 30,
               2004).

Exhibit D      Certificate of Designations, Preferences and Rights of Series J
               Preferred Stock of the Company (filed as Exhibit D to the
               Reporting Person's filing for Cogent Communications Group Inc. on
               Form 13D on April 14, 2004).

EXHIBIT E      Agreement and Plan of Merger by and among the Company, NVA
               Acquisition, Inc. and Cogent Potomac, Inc., dated October 26,
               2004.

EXHIBIT F      Certificate of Designations, Preferences and Rights of Series M
               Preferred Stock of the Company.

EXHIBIT G      Fifth Amended and Restated Stockholders Agreement, dated as of
               October 26, 2004.

EXHIBIT H      Seventh Amended and Restated Registration Rights Agreement, dated as of October 26, 2004.

                     Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 1, 2004

/s/ Shawna Morehouse
--------------------------------
Name:  Shawna Morehouse
Title:    Authorized Signatory

/s/ Richard Hastings
--------------------------------
Name:  Richard Hastings
Title:    Authorized Signatory

GENERAL BUSINESS FINANCE AND INVESTMENTS LTD. and BNP EUROPE TELECOM & MEDIA FUND II, LP, by General Business Finance and Investments Ltd., its General Partner by Commerce Advisory Limited, its Partnership Secretary


Date: November 30, 2004

/s/ Bernard d'Hotelans
--------------------------------
Name: Bernard d'Hotelans
Title:   Fund Manger

BNP PRIVATE EQUITY SA and NATIO VIE DEVELOPPEMENT 3, FONDS COMMUN DE PLACEMENT A RISQUE, by BNP Private Equity SA, its General Partner

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.



            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

                                Index to Exhibits
                                -----------------


Exhibit A      Agreement and Plan of Merger by and among the Company, Lux Merger
               Sub, Inc. and Symposium Gamma, Inc., dated January 5, 2004 (filed as Exhibit 2.1 to the Company's filing on Form 8-K on January 8,
               2004).

Exhibit B      Certificate of Designations, Preferences and Rights of Series I
               Preferred Stock of the Company (filed as Exhibit B to the
               Reporting Person's filing for Cogent Communications Group Inc. on
               Form 13D on April 14, 2004).

Exhibit C      Agreement and Plan of Merger by and among the Company, DE Merger
               Sub, Inc. and Symposium Omega, Inc., dated March 30, 2004 (filed as Exhibit 2.6 to the Company's filing on Form 10-K on March 30,
               2004).

Exhibit D      Certificate of Designations, Preferences and Rights of Series J
               Preferred Stock of the Company (filed as Exhibit D to the
               Reporting Person's filing for Cogent Communications Group Inc. on
               Form 13D on April 14, 2004).

EXHIBIT E      Agreement and Plan of Merger by and among the Company, NVA
               Acquisition, Inc. and Cogent Potomac, Inc., dated October 26,
               2004.

EXHIBIT F      Certificate of Designations, Preferences and Rights of Series M
               Preferred Stock of the Company.

EXHIBIT G      Fifth Amended and Restated Stockholders Agreement, dated as of
               October 26, 2004.

EXHIBIT H      Seventh Amended and Restated Registration Rights Agreement, dated as of October 26, 2004.